The Great Atlantic & Pacific Tea Company, Inc.
2 Paragon Drive
Montvale, New Jersey 07645

October 9, 2007

VIA EDGAR AND FACSIMILE

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3651

Re:	The Great Atlantic & Pacific Tea Company, Inc.
Registration Statement on Form S-4
Registration No. 333-143212

Ladies and Gentlemen:

       In accordance with Rule 461 under the Securities Act of 1933, as amended, The Great Atlantic & Pacific Tea Company, Inc. (the “Company”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement, as amended, so that it will become effective at 2:00 p.m., New York time, on Tuesday, October 9, 2007 or as soon thereafter as practicable.

       In making this request, the Company acknowledges that:

  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Daniel Zimmerman of Cahill Gordon & Reindel LLP at (212) 701-3777 with any questions you may have. In addition, please notify Mr. Zimmerman when this request for acceleration has been granted.

Sincerely,

The Great Atlantic & Pacific Tea Company, Inc.

By:		/s/ Chris McGarry
	Name:	Chris McGarry
	Title:	Vice President of Legal Services &
Legal Compliance Officer